Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,					Nine-Months Ended September 30,
	2003	2004	2005	2006	2007	2007	2008
Earnings (loss)-
Loss before income taxes	$(29,388)	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$(15,182)	$(53,229)
Add fixed Charges:
Interest expense on indebtedness	$990	$4,480	$6,556	$10,256	$18,581	12,317	13,780
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733	1,341	1,300
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324	936	1,166
Amortization of discount on convertible notes	271	—	—	—	7,649	5,017	9,317

Total Adjusted Loss	$(27,621)	$(86,867)	$(79,273)	$(65,256)	$(182)	$4,429	$(27,666)

Fixed Charges-
Interest expense on indebtedness	$990	$4,480	$6,556	$10,256	$28,205	12,317	13,780
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733	1,341	1,300
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324	936	1,166
Amortization of discount on convertible notes	271	—	—	—	7,649	5,012	9,317

Total Fixed Charges	$1,717	$6,612	$9,320	$13,042	$29,287	$19,611	$25,563
Coverage deficiency	$(29,388)	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$(15,182)	$(53,229)

Ratio of earnings to fixed charges